UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ENOVIX CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

293594107

(CUSIP Number)

DECEMBER 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293594107
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,200,000*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,200,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,200,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
0.7%*
(12) Type of Reporting Person
IA

* See Item 4 for additional information.

CUSIP No. 293594107
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,089,538*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,089,538*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,089,538*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
0.6%*
(12) Type of Reporting Person
CO

* See Item 4 for additional information.

CUSIP No. 293594107
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,200,000*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,200,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,200,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
0.7%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

Item 1(a). Name Of Issuer:

Enovix Corporation, a Delaware corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3501 W. Warren Avenue

Fremont, CA 94538

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and (iii) Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.

Item 2(c). Citizenship:

PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP No.:

293594107

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		1,200,000*
(b)	Percent of Class:		0.7%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,200,000*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,200,000*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:		1,089,538*
(b)	Percent of Class:		0.6%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,089,538*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,089,538*

* PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”, and together with PWIMF, the “PW Funds”). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of December 31, 2023, PWIMF held 1,089,538 shares of Common Stock and PWPI held 110,462 shares of Common Stock. As of December 31, 2023, PWAM and Mr. Park may be deemed to beneficially own 1,200,000 shares of Common Stock held in the aggregate by the PW Funds.

The reported beneficial ownership percentage is based upon 167,774,133 shares of Common Stock issued and outstanding as of November 6, 2023, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Melissa Victoria Frayer
Name:	Melissa Victoria Frayer
Title:	Senior Legal Officer and Chief Compliance Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC its Investment Manager

By:	/s/ Melissa Victoria Frayer
Name:	Melissa Victoria Frayer
Title:	Senior Legal Officer and Chief Compliance Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of December 14, 2020, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to the Schedule 13G filed with the Securities and Exchange Commission on December 14, 2020).